William R. Trojan
2724 Barbara Lane
Houston, Texas 77005
b-trojan@sbcglobal.net

June 10, 2011

Subject: Resignation from Brenham Board of Directors

Attention: Mr. Daniel Dror and Mr. Scott Gaille,

This letter is to inform you of my resignation from the Board of Directors of Brenham Oil and Gas, Inc., effective immediately. I have been hired by another company that may be pursuing, now or in the future, oil and gas opportunities in areas that may be of interest to Brenham Oil and Gas, Inc. In order to avoid any potential conflict of interest, or the perception of potential conflict of interest, now or in the future, and to avoid the potential disclosure or use of confidential, proprietary or restricted information or data, intentionally or unintentionally, I deem it necessary to resign as a Director from Brenham Oil and Gas, Inc.

I appreciate the respect and trust you gave to me as a Director at Brenham, and I wish you success in your future endeavors.

William R. Trojan

William R. Trojan